Exhibit 4.9

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

HOGG ROBINSON NORTH AMERICA, INC.

It is hereby certified that:

1.	The name of the corporation (hereinafter called the “corporation”) is: Hogg Robinson North America, Inc.

2.	The certificate of incorporation of the corporation is hereby amended by striking out Article First thereof and by substituting in lieu of said Article the following new Article:

“First: The name of this corporation is Aon North America, Inc.”

3.

The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on November 4, 2021.

/s/ Julie Cho
Julie Cho, Vice President